UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 422nd BOARD OF DIRECTORS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON JUNE 14, 2022

1.       DATE, TIME AND VENUE: On June 14, 2022, at 12:00 p.m., held at Telefônica Brasil S.A.’s headquarter, located at Avenida Engenheiro Luiz Carlos Berrini, 1376, Cidade Monções, city of São Paulo, São Paulo State (“Company”).

2.       CALL NOTICE AND ATTENDANCE: The call was waived, given the presence of all members of the Board of Directors, who subscribe these minutes, establishing, therefore, quorum in accordance with the Bylaws. The General-Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, also attended the meeting as Secretary.

3.       PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4.       AGENDA AND RESOLUTION: After examining and deliberating on the matter in the Agenda, the members of the Board of Director unanimously decided as follows:

4.1. Extraordinary Shareholders’ Meeting Call Notice: Approve the call notice for the Company’s Extraordinary General Meeting, to be held on August 4, 2022, at 11:00 a.m. (“EGM”), that will deliberate on the following matters, in the terms of Law 6,404/76 (“Corporations Law”):

(i)	ratify, in the terms of Article 256, paragraph 1 of the Corporations Law, the conclusion of the “Contract of Purchase and Sale of Shares and Other Covenants” signed on January 28, 2021 between Oi Móvel S.A. – In Judicial Recovery (succeeded by the incorporation of Oi S.A. – In Judicial Recovery) (“Oi Móvel”), as seller, and the Company, Tim S.A. and Claro S.A., as buyers, with the intervention-approval of Telemar Norte Leste S.A. – In Judicial Recovery (succeeded by the incorporation of Oi S.A. – In Judicial Recovery) and Oi S.A. – In Judicial Recovery, as agreed (“Contract”), through which the Company acquired 100% (one hundred percent) of the shares issued by Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (“Target Society”), society of which the mobile telephony assets of Oi Móvel were exclusively contributed to (“UPI Mobile Assets”), acquired by the Company, as a result of the division and segregation of UPI Mobile Assets accorded between the buyers in the terms of the Contract (“Operation”);

(ii)	ratify the nomination and contracting of Ernst & Young Assessoria Empresarial Ltda., a limited business company, headquartered in the City of São Paulo, São Paulo State, on Av. Juscelino Kubitschek, No. 1909, Torre Norte, 10th floor, ZIP 04543-011, registered in the CNPJ/ME under the No. 59.527.788/0001-31 (“Evaluator”), company specialized contracted by the Company’s management for the preparation of the evaluation report of the Target Society provided for in Article 256, paragraph 1 of the Brazilian Corporations Law (“Assessment Report”);

(iii)	approve the Assessment Report elaborated by the Evaluator; and

(iv)	ratify the provisions adopted by the Company’s administration for the acquisition of the Target Society in the closing of the Operation.

The Chairman of the Board of Directors is authorized to take the necessary measures for the convocation and realization of the EGM, in accordance with legal and statutory provisions.

Furthermore, if ratified by the Operation at the EGM, the dissenting shareholders of the resolution taken at the EGM will be assured the right of recess, pursuant to Article 256, paragraph 2, of the Corporations Law, in accordance with the instructions and information of the Notice to the Shareholders to be disclosed in due course.

4.2. Statement of Interest on Capital: The proposal to declare Interest on Capital (“IoC”) based on the balance sheet of May 31, 2022, in the gross amount of R$ 480,000,000.00, corresponding to the net amount of R$ 408,000,000.00 withholding income tax, was approved. The interest per share is equivalent to R$0.28712558126¹ per common share (R$0,24405674407¹ net of income tax).

The IoC will be credited individually to each shareholder, in accordance with the shareholding position in the Company’s records at the end of June 30, 2022. After said date, the shares will be considered as “ex-interests”.

The IoC will be included in the minimum required dividend for the fiscal year of 2022 “ad referendum” of the General Shareholders’ Meeting to be held in 2023, and the payment will be made by July 31, 2023, in a date yet to be determined by the Company’s Management.

5. CLOSING: There being no further matters to discuss, the Chairman of the Board of Director stated that the meeting was adjourned, and these minutes were drawn up. São Paulo, June 14, 2022. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Board Members: Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; and Solange Sobral Targa. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 422nd Meeting of the Board of Directors of Telefônica Brasil S.A., held on June 14, 2022, drawn up in the Company’s book. This is a free English translation.

Breno Rodrigo Pacheco de Oliveira

Secretary

“1. Amount per share updated on 06.03.2022, due to acquisition of shares under the Company’s Share Buyback Program, the amount per share may change, the shareholding position of 06.30.2022 will be taken into consideration.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 14, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director